Exhibit A

Press Release
Tier 1 US Carrier Selects Ceragon for 4G/LTE Network Expansion

Tier 1 US Carrier Selects Ceragon for Continued 4G/LTE Network Expansion

Rapid wireless backhaul link deployment supports carrier’s capacity and coverage growth plans; New orders bring carrier’s install base to over 2,000 links

Paramus, New Jersey, April 30, 2014 –Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless hauling specialist, announced today a top four US wireless carrier customers has placed a $4 million dollar follow-on order with Ceragon to continue its network  modernization rollout. The planned deployments will include hundreds of wireless backhaul links throughout the US. Ceragon has been a supplier to this tier 1 US carrier since 2010 and the follow-on order will bring Ceragon’s installed base within the carrier to over 2,000 high-capacity microwave links.

As consumer demand for bandwidth grows exponentially and shows little signs of slowing, US carriers continue to make investments to expand their 4G/LTE coverage and upgrade existing infrastructure. According to a recent Heavy Reading report, the number of 4G/LTE cell sites in the US will almost triple itself from 2013 to 2017.

“Ceragon’s solutions are of growing interest to US wireless carriers due to the flexibility and speed of deployment that we offer,” said Ira Palti, Ceragon Network’s President and CEO.  “With Ceragon, carriers can rapidly deploy links in regions that need additional connectivity alternatives or the ability to expand into rural markets. An ongoing investment in wireless backhaul ensures a carrier is able to provide increased capacity and improve the network Quality of Service and reliability that their customers demand.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless hauling specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Tier 1 US Carrier Selects Ceragon for 4G/LTE Network Expansion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Justine Schneider	Yoel Knoll	Claudia Gatlin
Calysto Communications	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	yoelk@ceragon.com	claudiag@ceragon.com

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Safe Harbor
This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with doing business in Latin America, including currency export controls and recent economic concerns, the risks relating to the concentration of our business in developing nations, the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.